Filed by Sustainable Opportunities Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Sustainable Opportunities Acquisition Corp.

Commission File No. 001-39281

Proactive Investor Interview Transcript

April 6, 2021

Christine Corrado

Hello and welcome back to Proactive New York. Joining me right now is Gerard Barron CEO and Craig Shesky, Head of Financial Markets and Investor Relations at The Metals Company, formerly known as DeepGreen Metals. Good to have you both, how are you?

Gerard Barron

Very well, yeah, pleased to be here with you today.

Craig Shesky

Great, thanks Christine.

Christine Corrado

Gerard, I’m going to start with you. DeepGreen is combining with a SPAC to go public as The Metals Company. Can you maybe tell us a bit more about why you decided to pursue this specific go-public strategy?

Gerard Barron:

Yeah, we are all about collecting metals from the ocean floor and turning them into battery materials, and so, um, one of the reasons why we wanted to make this business combination with SOAC was to give us access to capital to keep our project on a fast track to production, which is planned for 2024. So that was reason number one, but the second reason is this is a new category. You know, we’re pushing to a new frontier, and it’s a very exciting one when we think about how metal intensive the transition away from fossil fuels is going to be. And obviously being a public company gives us a much bigger stage to tell this important story and to help people understand what the real environmental benefits are in making battery metals out of these guys instead of conventionally land-based ores.

Christine Corrado

Before maybe we get to the environmental benefits of it, just for those who might not be familiar with the process, how does it work? How do you actually begin collecting polymetallic nodules from the seafloor and then turning that into batteries for EVs?

Gerard Barron

Yeah, so a lot of people don’t know but the metals, the oceans are filled with metals, and, um, we’re focused purely on polymetallic nodules and they literally lay on the ocean floor like golf balls on a driving range. So, our job is to collect them with the lowest impact and so we have harvesters that will operate on the ocean floor. We separate the nodules from the sediment, and then we put the nodules into an air riser, which lifts them to our production vessel and then we transfer them to a Panamax or some type of cargo ship that then moves them on shore for processing. And so, that’s a very efficient way, and very low impact way of recovering what will be the, what is the largest undeveloped resource of battery materials on the planet.

Christine Corrado

So, how is it that this is a more environmentally conscious way of taking these polymetallic metals versus doing it on land?

Gerard Barron

Yeah, well, it starts with the resource, and the fact is that while they are under 4,000 meters of water they literally lie on the ocean floor. And, if you compare that to land-based ore bodies, land-based ores you generally have to rip aside all the overburden and that can often involve, particularly in the case of nickel, which is the main revenue driver in this resource, means you have to rip up all the trees, the rainforest. And of course, that top soil and those trees contain lots of carbon. We know them as our carbon sink. And so, you are destroying these very important habitats that have not only sequestered carbon in the past, but in our future.

And so, instead what we do is we collect these nodules off the ocean floor and they contain no, what we call, “deleterious elements,” no arsenic or mercury, or very trace levels. And that means that when we convert them into the battery metals we don’t generate any toxic tailings or any waste material. And tailings are one of the real environmental nightmares of the land-based mining sector today.

Christine Corrado

So how large is the package of land you currently have and what are the most recent advancements you have made on that?

Gerard Barron

Well, we have three license areas under our control and we have defined the resource on two of them and that totals 150 thousand square kilometers. Now, it’s important to remember that the oceans are 360 million square kilometers in size, so we are talking about a tiny, tiny fraction of the entire ocean. And on those two blocks we have defined 1.6 billion tons of polymetallic nodules and that is enough to build around 280 million electric vehicle batteries. So, it’s a very large resource.

Christine Corrado

Wow. Thanks very much, Gerard.

Now Craig, turning to you, we did see President Joe Biden here in the U.S., in February he signed an executive order that was aimed at securing critical U.S. supply chains. How does this impact your company?

Craig Shesky

Well look, we were very heartened to see him take that action and have also been heartened by some of the other comments coming from the administration, including Secretary Granholm at the Department of Energy. I think they are looking at this issue as a key element of national security. And, supply chain risk is very evident by the fact that, you know cobalt for example, which is a key component of electric vehicle battery cathodes, 90% of cobalt supply ends up in China. And, roughly 70% of the cobalt production – the mining of it – is occurring in the Democratic Republic of Congo, and we know there have been a lot of issues there with respect to child labor, social issues and the overall difficulty of mining underneath the rainforest.

We think one area that hasn’t been focused on and we think will be a big part of the equation in the coming year’s is the nickel supply. China will soon control roughly 60% of the world’s nickel supply and nickel is really the key component for battery metal cathodes. Not only does China control the majority of nickel supply, but they control nearly all of the nickel supply growth. So, we see real opportunity here to work with the Biden administration and frankly other administrations around the world to say “well hang on a minute, we have another way”. We have a source that’s more environmentally sustainable, is larger, scalable, and is very low-cost compared to the land-based alternatives. One of the really nice things about these nodules is that you can ship them anywhere. So, we’re thinking about where our processing facilities would be and those conversations are ongoing. We want to do our part to make sure the Western world has a sustainable low-cost way to source these metals for the decades to come.

Christine Corrado

So, Craig, what’re the next steps here, when will you actually begin trading and what are the next milestones we should look out for?

Craig Shesky

Sure, we said that we plan on closing our transaction sometime towards the tail end of Q2 and list on the NASDAQ soon after. Other milestones to look out for, obviously we are in discussions with customers who see us as a responsible source of their metals and you don’t have to go very far to find a lot of articles saying automakers, tech companies and others are really worried about the future of metal supply.

In terms of production, we are expecting to be in first commercial production in 2024. We have a lot of milestones laid out in the coming years to get us there including publishing our environmental impact assessment – some of that work is ongoing as we speak but really we want to make sure that we do this in a very patient, transparent way to make sure that the world knows when you think of deep sea mining don’t think of it as tearing up the crust or, frankly, the land-based alternative tearing up the rain forests. We actually have measured the impacts – we’ve spent close to a hundred million dollars on some of these environmental research projects, so we are doing this in a very patient sustainable way.

Christine Corrado

Seems like a busy year ahead for the both of you. Craig, Gerard—thank you very much.

Additional Information

This communication is being made in respect of a proposed business combination transaction contemplated by the business combination agreement (the “Business Combination Agreement”), dated as of March 4, 2021, by and among Sustainable Opportunities Acquisition Corp. (“SOAC”), 1291924 B.C. Unlimited Liability Company, an unlimited liability company existing under the laws of British Columbia, Canada, and DeepGreen Metals Inc., a company existing under the laws of British Columbia, Canada (the “Company” or “DeepGreen”) and other concurrent agreements related thereto (together, the “Business Combination”). In connection with the proposed Business Combination, SOAC intends to file with the U.S. Securities and Exchange Commission’s (“SEC”) a Registration Statement on Form S-4, including a preliminary proxy statement/prospectus and a definitive proxy statement/prospectus with the SEC. SOAC’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus as well as other documents filed with the SEC in connection with the proposed Business Combination, as these materials will contain important information about DeepGreen, SOAC, and the proposed Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed Business Combination will be mailed to shareholders of SOAC as of a record date to be established for voting on the proposed Business Combination. Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Investors@soa-corp.com.

Participants in the Solicitation

SOAC and its directors and executive officers may be deemed participants in the solicitation of proxies from SOAC’s shareholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in SOAC will be included in the proxy statement/prospectus for the proposed Business Combination and be available at www.sec.gov. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the proposed Business Combination when available.

DeepGreen and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of SOAC in connection with the proposed Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed Business Combination will be included in the proxy statement/prospectus for the proposed Business Combination.

Forward Looking Statements

Certain statements made herein are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, without limitation, SOAC and DeepGreen’s expectations with respect to future performance, development of its estimated resources of battery metals, potential regulatory approvals, and anticipated financial impacts and other effects of the proposed Business Combination, the satisfaction of the closing conditions to the proposed Business Combination, the timing of the completion of the proposed Business Combination, and the size and potential growth of current or future markets for the combined company’s supply of battery metals. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from those discussed in the forward-looking statements. Most of these factors are outside SOAC’s and DeepGreen’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: the occurrence of any event, change, or other circumstances that could give rise to the termination of the Business Combination Agreement; the outcome of any legal proceedings that may be instituted against SOAC and DeepGreen following the announcement of the Business Combination Agreement and the transactions contemplated therein; the inability to complete the proposed Business Combination, including due to failure to obtain approval of the shareholders of SOAC and DeepGreen, certain regulatory approvals, or satisfy other conditions to closing in the Business Combination Agreement; the occurrence of any event, change, or other circumstance that could give rise to the termination of the Business Combination Agreement or could otherwise cause the transaction to fail to close; the impact of COVID-19 on DeepGreen’s business and/or the ability of the parties to complete the proposed Business Combination; the inability to obtain or maintain the listing of the combined company’s shares on NYSE or Nasdaq following the proposed Business Combination; the risk that the proposed Business Combination disrupts current plans and operations as a result of the announcement and consummation of the proposed Business Combination; the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, the commercial and technical feasibility of seafloor polymetallic nodule mining and processing; the supply and demand for battery metals; the future prices of battery metals; the timing and content of ISA’s exploitation regulations that will create the legal and technical framework for exploitation of polymetallic nodules in the Clarion Clipperton Zone; government regulation of deep seabed mining operations and changes in mining laws and regulations; environmental risks; the timing and amount of estimated future production, costs of production, capital expenditures and requirements for additional capital; cash flow provided by operating activities; unanticipated reclamation expenses; claims and limitations on insurance coverage; the uncertainty in mineral resource estimates; the uncertainty in geological, hydrological, metallurgical and geotechnical studies and opinions; infrastructure risks; and dependence on key management personnel and executive officers; and other risks and uncertainties indicated from time to time in the final prospectus of SOAC for its initial public offering and the proxy statement/prospectus relating to the proposed Business Combination, including those under “Risk Factors” therein, and in SOAC’s other filings with the SEC. SOAC and DeepGreen caution that the foregoing list of factors is not exclusive. SOAC and DeepGreen caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. SOAC and DeepGreen do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

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